

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



03016106

NO ACT
P.E 12-24-02
1-442

February 18, 2003

Evelyn Cruz Sroufe
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act 1934
Section 14A-8
Rule
Public Availability 2-18-2003

Re: The Boeing Company
Incoming letter dated December 24, 2002

Dear Ms. Sroufe:

This is in response to your letter dated December 24, 2002 concerning the shareholder proposal submitted to Boeing by Thomas Finnegan. We also have received a letter on the proponent's behalf dated January 10, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

EVELYN CRUZ SROUFE
206-583-8502
ESroufe@perkinscoie.com

December 24, 2002

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Executive Severance Agreements Submitted by Thomas Finnegan, with John Chevedden as Proxy, for Inclusion in The Boeing Company 2003 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 10, 2002, Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from Thomas Finnegan, with John Chevedden as proxy (the "Proponent"), for inclusion in the proxy statement (the "2003 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2003 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from its 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to golden parachutes and states, in relevant part:

> *Shareholders recommend the Board of Directors obtain prior shareholder approval for all future severance agreements for senior executives if there is a change in control of our Company. These payments are frequently called "golden parachutes."*

Summary of Basis for Excluding Portions of the Proposal

We have advised Boeing that it properly may exclude portions of the Proposal from its 2003 Proxy Statement under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading. The reasons for our conclusion in this regard are more particularly described below.

At the outset, we direct the Staff's attention to the fact that this Proposal is one of five submitted to the Company this year by John Chevedden. Mr. Chevedden has once again obtained the proxies of several Company shareholders for the purpose of submitting multiple proposals to the Company in order to advance his own personal agenda and thereby thwarting the one proposal per proponent limitation imposed by Rule 14a-8(c). We submit that Mr. Chevedden's attempts to submit multiple shareholder proposals, clearly authored and pursued through the shareholder proposal process by himself, under the aegis of proxies from other shareholders, constitutes a clear abuse of the plain wording and intent of the Commission's Rule 14a-8 shareholder proposal rules. Our arguments in this regard are discussed in detail in our prior no-action letter requests submitted to the SEC during the 2002 and 2001 proxy seasons and are incorporated by reference into this letter. *See The Boeing Co.* (Mar. 2, 2002); *The Boeing Co.* (Feb. 13, 2002); *The Boeing Co.* (Feb. 7, 2002); *The Boeing Co.* (Feb. 6, 2002); *The Boeing Co.* (Feb. 20, 2001); *The Boeing Co.* (Feb. 13, 2001); *The Boeing Co.* (Feb. 8, 2001); *The Boeing Co.* (Feb.7, 2001).

Explanation of Basis for Excluding Portions of the Proposal

We submit that portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/ 14a- 9 because they contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Staff Legal Bulletin No. 14* (July 13, 2001); *Cisco Systems, Inc.* (Sept. 19, 2002); *Sysco Corp.* (Sept. 4, 2002); *Winland Electronics, Inc.* (May 24, 2002); *Putnam High Income Convertible and Bond Fund* (April 24, 2002); *The Boeing Co.* (Mar. 2, 2002). The Proponent is well aware of the requirements of Rule 14a-8(i)(3) as each year the Staff has repeatedly found it proper to omit a number of the Proponent's previous proposals and statements under this rule, *See, for example, Honeywell International Inc.* (Oct. 26, 2001); *APW Ltd* (Oct. 17, 2001); *Electronic Data Systems Corp.* (Sept. 28, 2001); *General Motors Corp.* (Apr. 10, 2000); *The Home Depot, Inc.* (Apr. 4, 2000); *Electronic Data Systems Corp.* (Mar. 24, 2000); *The Boeing Co.* (Mar. 6, 2000); *Honeywell International Inc.* (Mar. 2, 2000); *Sempra Energy* (Feb. 29, 2000); *Caterpillar Inc.* (Jan. 13, 2000); *Raytheon Co.* (Mar. 9, 1999); and *The Boeing Co.* (Feb. 23, 1999).

First, the statement in **paragraph 7**, "*many institutional investors,*" is properly excludable unless modified because it asserts facts in reliance upon purported authorities, without identifying those authorities or providing any documentation for verification. Proponent's statement concerning the views of institutional investors generally is predicated only upon ISS's analysis of the Allegheny Energy, Inc. proposal. The Proponent should specifically identify the *"institutional investors"* and provide factual support in the form of a citation to a specific source in the proposal or delete the statement from the Proposal altogether. This request is consistent with the Staff's response to similar statements made by the Proponent in proposals submitted to other companies. *See General Motors Corp.* (Apr. 3, 2002); *Exxon Mobil Corp.* ((Mar. 26, 2002); *The Boeing Co.* (Mar. 2, 2002).

Second, **Paragraph 8**, beginning *"In reviewing our management's stand. . ."* and ending *". . .distance themselves from their proposals,"* is properly excludable because the statements in therein are irrelevant to the Proposal and inflammatory. Generally, these statements are merely a continuation of several complaints voiced by the Proponent at the Company's 2002 Annual Meeting in Chicago—complaints that have nothing to do with the substance of his proposals or their relevance to shareholders. We note that on prior occasions, the Staff has directed the Proponent to delete similarly irrelevant and inflammatory discussions from his proposals. *See, for example, The Boeing Co.* (Feb. 7, 2002) (directing Proponent to delete discussion from proposal concerning Company's use of a law firm to handle shareholder proposals and board's unwillingness to permit shareholder votes on "routine" topics). Further, these paragraphs misleadingly imply, without factual foundation, that the Company's Board of Directors and officers are somehow engaging in improper conduct, an implication not permitted under Proxy Rule 14a-9, note (b).

Specifically, each sentence of paragraph 8 is excludable for the following reasons:

- **Second sentence of paragraph eight,** *"In reviewing our management's stand on this topic, shareholders believe that it is helpful to point out our management's conduct in response to this proposal and other proposals which ultimately won substantial votes at our annual meeting,"* is materially false or misleading for several reasons. First, the statement improperly casts the Proponent's own opinion as the opinion of all shareholders. Without qualifying the statement as his own opinion, the Proponent suggests, without factual foundation, a level of support for or co-sponsorship of the Proposal that has not been documented. *See Sabre Holdings Corp.* (Mar. 18, 2002); *Colgate-Palmolive Co.* (Mar. 8, 2002); *The Boeing Co.* (Mar. 2, 2002). Second, the statement indirectly charges the Company's board with improper conduct without factual foundation, a tactic expressly prohibited by Rule 14a-9, note (b). Proponent implies that the board's "conduct" with respect to his 2002 proposal was somehow improper, a fact which neither he, nor the Proposal, demonstrates. Third, and finally, the statement is misleading to the extent that it states earlier versions of the Proposal and the Proponent's other proposals "won substantial votes" at prior annual meetings. By his own admission, Proponent's 2002 proposal won only 28% of the yes-no shareholder vote, and the Proposal is devoid of any factual foundation regarding any "other proposals."

- **Bullet (1) of paragraph eight,** *"Our management hired an expensive law firm to try to prevent shareholders from even voting on this and other ballot topics,"* is excludable because it is irrelevant to the proposal and inflammatory. The Proponent's statement implies that the Company's Board and officers are somehow engaging in improper conduct by retaining legal counsel to vet Proponent's numerous proposals. However, it is precisely because the Proponent's proposals are often filled with false and misleading statements that the Company is forced to retain legal counsel to deal with his proposals in the first place. *See, for example, The Boeing Co.* (Mar. 2, 2002); *The Boeing Co.* (Feb. 7, 2002); *The Boeing Co.* (Feb. 20, 2001); *The Boeing Co.* (Feb. 16, 2001); *The Boeing Co.* (Feb. 13, 2001). Here again, we note that the Staff has directed the Proponent to delete similarly irrelevant discussions from his proposals. *Raytheon Co.* (Mar. 13, 2000) (directing Proponent to delete discussion from proposal concerning Raytheon's use of a law firm to handle shareholder proposals); *The Boeing Co.* (Feb. 7, 2002) (directing Proponent to delete discussion from proposal concerning Company's use of a law firm to handle shareholder proposals and board's unwillingness to permit shareholder votes on "routine" topics).

- **Bullet (2) of paragraph eight,** *"At the 2002 annual meeting our Corporate Secretary claimed not to be aware that this expensive law firm had tried to exclude one of the shareholder topics that was on our annual meeting ballot,"* is excludable because it is misleading and irrelevant. It is irrelevant to the Proposal topic of executive severance agreements. It is misleading because it incorrectly asserts that the Company's corporate secretary is not involved in the no-action letter request process. That is incorrect. As counsel for the Company on matters concerning shareholder proposals, we work under the direction of the Corporate Secretary, who ultimately decides whether and on what bases a proposal is challenged. During the 2001-2002 proxy statement season, the Company received 14 shareholder proposals, five of which were submitted by Proponent. During the course of the Annual Meeting, Proponent queried whether the Company had filed a no-action letter request concerning one of the proposals. The Company Chairman initially answered "No," but then asked the Corporate Secretary for confirmation, at which time the Company Secretary responded that he "would check." An excerpt of the transcript of the Annual Meeting containing this exchange is attached to this letter as **Exhibit B**. Proponent incorrectly asserts that the Corporate Secretary's response was an admission that the Corporate Secretary was not involved in this no-action letter request process. Given the number of Proposals considered at the Company's 2002 Annual Meeting it is only reasonable that the Corporate Secretary would want to "check" or "confirm" the accuracy of a response to Proponent's question.

- **Bullets (3), (4) and (5)of paragraph eight,** which include the following statements:

  - *"Our management arguably created voting confusion through a number of steps, first by making up and published* [sic] *its own proxy-statement title for this proposal";*
  - *"Also our management devised and published yet another ballot title for this proposal topic"; and*
  - *"Then our management may have created the false impression that shareholder proponents wished to distance themselves from their proposals."*

are excludable because they are simply false statements intended solely to mislead shareholders into believing the Company somehow acted improperly, and perhaps illegally, when printing the Proponent's 2002 proposal. The Company did not "[make up] its own proxy statement title" for the Proponent's 2002 proposal; it simply used Proponent's own terminology. The very first sentence of the proposal, as it appeared in the proxy statement, recommended shareholder "approval for all future severance agreements." Consistent with this resolution language, the Company titled the Proponent's resolution "Vote on Severance Agreements" in the proxy statement and on the form of proxy. Proponent does not explain how using his own proposal language "arguably created voting confusion" among shareholders or "created the false impression that shareholder proponents wished to distance themselves from their proposals."

Finally, we note that on prior occasions, the Staff has directed the Proponent to delete similarly irrelevant and inflammatory discussions from his proposals. *Raytheon Co.* (Mar. 13, 2002) (directing Proponent to delete discussion concerning management's response to the proposal topic); *The Boeing Co.* (Feb. 7, 2002) (directing Proponent to delete discussion concerning Company's use of a law firm to handle shareholder proposals and board's unwillingness to permit shareholder votes on "routine" topics).

For the foregoing reasons, we believe these portions of the Proposal are properly excludable from the Company's 2003 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Company excludes these portions of the Proposal.

Boeing anticipates that its 2003 Proxy Statement will be finalized for printing on or about March 4, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8502.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



Evelyn Cruz Sroufe

ECS:reh
Enclosures

cc: John Chevedden
James C. Johnson, The Boeing Company
Rick Hansen, Perkins Coie LLP

EXHIBIT A

9 – Shareholder Right to Vote for or Against Golden Parachutes

Shareholders recommend the Board of Directors obtain prior shareholder approval for all future severance agreements for senior executives if there is a change in control of our Company. These payments are frequently called "golden parachutes."

This proposal is submitted by Thomas Finnegan, 8152 S.E. Ketchum Road, Olalla, WA 98359.

"Future severance agreements" include agreements renewing, modifying or extending existing severance agreements or employment agreements that contain severance provisions. This proposal applies if the total severance amount payable exceeds 200% of the senior executive's annual base salary.

This includes that a majority of the golden parachute payments be indexed to the performance of the successor company in the 3 years following the change in control.

This includes that golden parachutes will not be given for a merger with less than 50% change in control. Or for a merger approved but not completed. Or for executives that transfer to the successor company. This would prevent a Northrop Grumman scenario where 450 executives collected $150 million simply because the failed Lockheed Martin merger had shareholder approval.

"Northrop to Take $180 Million Merger Charge," *Wall Street Journal*, March 26, 1998

A change in control is more likely to occur if our executives have managed our company in ways that do not maximize shareholder value. Golden parachutes can allow our executive to walk away with millions if shareholder value suffers during their tenure.

Given the magnitude of potential benefits under severance agreements many institutional investors recommend companies seek shareholder approval of future severance agreements.

Proxy Analysis, Allegheny Energy, Inc, ISS, May 5, 2000

This proposal topic won 28% of the yes-no shareholder vote at our 2002 annual meeting. In reviewing our management's stand on this topic, shareholders believe that it is helpful to point out our management's conduct in response to this proposal and other proposals which ultimately won substantial votes at our annual meetings:

1) Our management hired an expensive law firm to try to prevent shareholders from even voting on this and other ballot topics.
2) At the 2002 annual meeting our Corporate Secretary claimed not to be aware that this expensive law firm had tried to exclude one of the shareholder topics that was on our annual meeting ballot.
3) Our management arguably created voting confusion through a number of steps, first by making up and published its own proxy-statement title for this proposal.
4) Also our management devised and published yet another ballot title for this proposal topic.
5) Then our management may have created the false impression that shareholder proponents wished to distance themselves from their proposals.

EXHIBIT A

The Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary.

Council of Institutional Investors, General Principles, March 26, 2001

In the interest of long-term shareholder value vote for:

Shareholder Right to Vote
for or Against Golden Parachutes
Yes on 9

EXHIBIT B

1
2
3
THE BOEING COMPANY
4 ANNUAL MEETING OF SHAREHOLDERS
5
6
7 * * * * *
8
9
Hyatt Regency McCormick Place
10 Regency Ballroom
2233 South Martin Luther King Drive
11 Chicago, Illinois
12
13
* * * * *
14
15
16 Monday, April 29, 2002
10:00 o'clock a.m.
17
18
19
20
21
22
23
24

EXHIBIT B

1 surveys show the employee satisfaction index slumped
2 in 1999 to 50 percent and rose one point in the year
3 2000 to 51 percent. It is now back to the immediate
4 post-merger level of 55 percent."
5 So I gave the company 11 extra
6 points, and I thought that was bad.
7 For a company to have only 55
8 percent satisfaction by the employees show there's a
9 problem with human capital in this company.
10 And so when the company then -- it
11 says, "Boeing has set a goal to reach employee
12 satisfaction index rating of 67 percent by the year
13 2004." That's basically saying we don't have high
14 ideals for our employees. We don't have a goal of
15 making sure our employees are happy.
16 MR. CONDIT: Reverend Crosby, we do need to
17 keep moving, please.
18 REVEREND CROSBY: Okay. We're supporting the
19 resolution.
20 MR. CONDIT: I understand.
21 REVEREND CROSBY: And that's why we would
22 urge you to support both resolutions 4 and 5.
23 MR. CONDIT: Other comments?
24 MR. CHEVEDDEN: I had a question on this,

EXHIBIT B

1 whether Boeing asked Securities and Exchange
2 Commission to exclude this proposal from shareholder
3 vote.
4 MR. CONDIT: No.
5 MR. CHEVEDDEN: And I wanted to point out in
6 the company opposing statement here -- and it's true
7 of many statements from the company that will follow
8 today -- is that the company is essentially saying
9 that a lesser standard is okay for Boeing. That is
10 a recurring theme in this, and it's also -- it's a
11 strawman theme in here.
12 It says -- the company keeps
13 repeating "believes." It starts off with saying
14 "believes." It has a weak argument it has to rely
15 upon "believes," and it concludes with "believes."
16 And in between there's platitudes and
17 generalizations.
18 So I think that if the company has
19 to rely upon "believes," it's -- it doesn't show
20 evidence that it has the facts to back it up.
21 MR. CONDIT: Any other comments?
22 The Board's position is contained
23 in the proxy -- oh, excuse me.
24 Go ahead.



1 A VOICE: I just want to make a comment. I
2 believe that the company did request a no action on
3 this resolution.
4 MR. CONDIT: The secretary says he'll check.
5 He does not believe that's correct, but we'll check.
6 MR. CHEVEDDEN: Get Perkins, Coie here. Have
7 someone call Perkins, Coie. See, Perkins, Coie is
8 in control, not Boeing.
9 MR. CONDIT: No, just --
10 MR. CHEVEDDEN: He doesn't know. How can he
11 manage it if he doesn't know?
12 MR. CONDIT: The information in order to vote
13 is here, and we can do that.
14 Excuse me. Yes, sir.
15 A VOICE: Mr. Condit, Mr. Eisenberg would
16 like to speak.
17 MR. EISENBERG: I have heard comments of
18 certain people here that disturbs me quite a bit.
19 Are they interested in the company or their own
20 personal means of what they want to do for religious
21 purposes and other type of purposes?
22 The reason that Boeing is having
23 trouble is because of the ratio of the dollar being
24 much stronger than the European countries and also

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 10, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Investor Response to Company No Action Request
Established Topic: Golden Parachutes
Thomas Finnnegan

Ladies and Gentlemen:

This letter addresses the aggressive company no action request to suppress an established corporate governance proposal topic.

The text that follows supports the respective line-listing in the shareholder proposal.

Line 21

Line 21 is attributed to the Institutional Investor Services' Proxy Analysis for Allegheny Energy, Inc. May 5, 2000. ISS has repeated this statement on institutional investors in a number of its reports. The company has not challenged ISS as authority on corporate governance.

Line 24

The company appears to claim (in error) that if an issue is addressed at the annual meeting, this is grounds to suppress the issue from a shareholder supporting statement. The company does not claim that it argued these issues were irrelevant during the 2002 annual meeting.

The company does not contest that two proposals won substantial votes of more than 50% of the yes-no votes cast at the company 2002 annual meeting. Furthermore 28% can be considered a substantial vote for a shareholder proposal on a new topic at the company, a topic opposed by management and which had no solicitation to support it.

The company would be entitled to give its opinion of the 28% vote in its management position statement.

The company does not give a sound basis to suppress information already in the public record on the routine company procedure regarding shareholder proposals. The company does not address whether concealing the identity of the proponent would negatively impact the credibility of any proposal.

The company presented no evidence that other shareholders, who spoke at the annual meeting, would unlikely share these concerns. The company presented no evidence that only one shareholder would likely be concerned about the corporate governance issues noted in the supporting statement.

Line 28

The company does not challenge that it routinely hires a law firm to contest shareholder proposals. The company has not presented a sound basis to suppress this fact already in the public record. Furthermore the company position on the law firm is published in the transcript of the company 2002 annual meeting. The company is free to quote and distribute this transcript for its own purposes.

The company does not contest that it is aggressive in seeking the maximum to suppress shareholder proposals and the text therein.

Line 30

The company agrees that the Chairman gave the wrong answer – "No" to the question of hiring the law firm to contest the proposal on executive compensation and human capital. The company failed to note that the Chairman looked for and received assurance from the corporate secretary before the Chairman gave the wrong answer – "No."

When evidence to the contrary was squarely presented at the annual meeting – then and only then – did the Corporate Secretary say "would check."

David White, International Association of Machinists and Aerospace Workers produced the evidence that tripped up the company during the annual meeting. He can be contacted at his office in area code 301. He can confirm that the company Corporate Secretary indicated the wrong answer to the Chairman.

Contrary to the company insinuation the proposal does not state that the corporate secretary is "not involved in the no action letter request process."

Line 33

This is a summary of the company flip-flop with the title of the proposal.

1) Proponent's submitted title:

"Shareholder Right to Vote for or Against Golden Parachutes"

2) Def 14 title:

ITEM 10 SHAREHOLDER PROPOSAL ON SEVERANCE AGREEMENTS

3) Ballot title:

10. Vote on severance agreements. ☐ ☐ ☐

A key point is that the company excluded the shareholder words "Golden Parachutes" from the proxy and ballot title.

The company incredulously demands that the proponent explain how the company's replacing words in the title with euphemisms "arguably created voting confusion."

The company implicitly agrees that the company made up its own title for the proposal. This is revealed in a careful read of the company sentence: The company used the weasel-phrase the "Proponent's own terminology" instead of the proponent's own words. Thus the company appears to claim it can cut-and-paste shareholder terminology back and forth between the title and the body of shareholder proposals.

The submitted title of the proposal was "Shareholder Right to Vote for or Against Golden Parachutes." The company's devised title was "Shareholder Proposal on Severance Agreements." The company's aggressive no action request for the 2002 proxy did not ask that the Office of Chief Counsel concur that it could cut-and-paste words for this part of the proposal. The 2002 proposal as submitted is enclosed. The no action review of the proposal did not direct that the title of the proposal had to be changed. The company got away with degrading the text with this devised substitution.

It is believed that that companies should no longer get away with substituting words that companies have not challenged in their aggressive no action requests. The company has been getting away with a second bite of the apple after the no action determination.

Line 35

The company changed the ballot title to "Vote on Severance Agreements." Again the company clearly substituted words for which it had no authority based on the no action determination.

Line 37

The company may have created the impression that proponents wished to distance themselves from their proposals by omitting the names of proponents from the proxy. The company response does not address that concealing the identity of the proponent would negatively impact the credibility of any proposal.

The company is a repeat filer of no action requests to suppress established shareholder topics which are subsequently published and receive substantial shareholder votes.

From *Analysis of Key SEC No-Action Letters:*

Management must sustain the burden of showing that statements are misleading. The staff commonly rejects management's claim because management is simply arguing against the proposal.

American Tel. & Tel. Co. (Dec. 23, 1983)

The company does not address whether it fits to this description:

Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established governance topic or any text therein.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position. Please contact the undersigned if further information is needed to verify that the Corporate Secretary indicated the wrong answer at the annual meeting.

Sincerely,



John Chevedden
Boeing Shareholder

cc:
Thomas Finnegan

Philip Condit
Chairman

1
2
3
THE BOEING COMPANY
4
ANNUAL MEETING OF SHAREHOLDERS
5
6
7
* * * * *
8
9
Hyatt Regency McCormick Place
10
Regency Ballroom
2233 South Martin Luther King Drive
11
Chicago, Illinois
12
13
* * * * *
14
15
16
Monday, April 29, 2002
10:00 o'clock a.m.
17
18
19
20
21
22
23
24

1 John J. Gilbert, are the people that made it
2 possible to have the shareholders have the right to
3 use the management proxy statement for shareholder
4 proposals subject to rules administered by the
5 Securities and Exchange Commission. If it wasn't
6 for them, we probably wouldn't have very many
7 shareholder proposals.
8 Thank you.
9 MR. CONDIT: Thank you.
10 Any other comments?
11 As has already been noted, the
12 Board's position is contained on pages 26 and 27.
13 We now move to Proposal 5. I
14 believe Mr. David White will make that presentation.
15 MR. DAVID WHITE: Thank you, Mr. Chairman.
16 My name is David White. I'm with
17 the International Association of Machinists and
18 Aerospace Workers. The IAM represents about 24
19 percent of Boeing employees.
20 I'm here to present this resolution
21 on behalf of Carl Ritcheson requesting the
22 compensation committee of the Board of Directors
23 incorporate measures of human capital, such as
24 employee morale, satisfaction, training, workplace

1 surveys show the employee satisfaction index slumped
2 in 1999 to 50 percent and rose one point in the year
3 2000 to 51 percent. It is now back to the immediate
4 post-merger level of 55 percent."
5 So I gave the company 11 extra
6 points, and I thought that was bad.
7 For a company to have only 55
8 percent satisfaction by the employees show there's a
9 problem with human capital in this company.
10 And so when the company then -- it
11 says, "Boeing has set a goal to reach employee
12 satisfaction index rating of 67 percent by the year
13 2004." That's basically saying we don't have high
14 ideals for our employees. We don't have a goal of
15 making sure our employees are happy.
16 MR. CONDIT: Reverend Crosby, we do need to
17 keep moving, please.
18 REVEREND CROSBY: Okay. We're supporting the
19 resolution.
20 MR. CONDIT: I understand.
21 REVEREND CROSBY: And that's why we would
22 urge you to support both resolutions 4 and 5.
23 MR. CONDIT: Other comments?

24 MR. CHEVEDDEN: I had a question on this,

1 whether Boeing asked Securities and Exchange
2 Commission to exclude this proposal from shareholder
3 vote.
4 MR. CONDIT: No.
5 MR. CHEVEDDEN: And I wanted to point out in
6 the company opposing statement here -- and it's true
7 of many statements from the company that will follow
8 today -- is that the company is essentially saying
9 that a lesser standard is okay for Boeing. That is
10 a recurring theme in this, and it's also -- it's a
11 strawman theme in here.
12 It says -- the company keeps
13 repeating "believes." It starts off with saying
14 "believes." It has a weak argument it has to rely
15 upon "believes," and it concludes with "believes."
16 And in between there's platitudes and
17 generalizations.
18 So I think that if the company has
19 to rely upon "believes," it's -- it doesn't show
20 evidence that it has the facts to back it up.
21 MR. CONDIT: Any other comments?
22 The Board's position is contained
23 in the proxy -- oh, excuse me.
24 Go ahead.



1 A VOICE: I just want to make a comment. I
2 believe that the company did request a no action on
3 this resolution.
4 MR. CONDIT: The secretary says he'll check.
5 He does not believe that's correct, but we'll check.
6 MR. CHEVEDDEN: Get Perkins, Coie here. Have
7 someone call Perkins, Coie. See, Perkins, Coie is
8 in control, not Boeing.
9 MR. CONDIT: No, just --
10 MR. CHEVEDDEN: He doesn't know. How can he
11 manage it if he doesn't know?
12 MR. CONDIT: The information in order to vote
13 is here, and we can do that.
14 Excuse me. Yes, sir.
15 A VOICE: Mr. Condit, Mr. Eisenberg would
16 like to speak.
17 MR. EISENBERG: I have heard comments of
18 certain people here that disturbs me quite a bit.
19 Are they interested in the company or their own
20 personal means of what they want to do for religious
21 purposes and other type of purposes?
22 The reason that Boeing is having
23 trouble is because of the ratio of the dollar being
24 much stronger than the European countries and also

Submitted Title for 2002

5 – SHAREHOLDER RIGHT TO VOTE FOR OR AGAINST GOLDEN PARACHUTES

This proposal is submitted by Thomas Finnegan, 8152 S.E. Ketchum Road, Olalla, WA 98359.

Shareholders recommend the Board of Directors obtain prior shareholder approval for all future severance agreements for senior executives if there is a change in control of our Company. These payments are frequently called "golden parachutes."

"Future severance agreements" include agreements renewing, modifying or extending existing severance agreements or employment agreements that contain severance provisions. This proposal applies if the total severance amount payable exceeds 200% of the senior executive's annual base salary.

This includes that a majority of the golden parachute payments be indexed to the performance of the successor company in the 3 years following the change in control.

This includes that golden parachutes will not be given for a merger with less than 50% change in control. Or for a merger approved but not completed. Or for executives that transfer to the successor company. This would prevent a Northrop Grumman scenario where 450 executives were paid $150 million simply because the failed merger with Lockheed Martin was approved by shareholders.

In the view of certain institutional investors, golden parachutes have the potential to:

1) Create the wrong incentives
2) Reduce shareholder value and
3) Reward mismanagement

A change in control is more likely to occur if our executives have managed the Company in ways that do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions of dollars even if shareholder value has suffered during their tenure.

The potential magnitude of severance benefits payable to senior executives was highlighted recently in connection with the failed merger of Sprint (NYSE: FON) with MCI WorldCom. Investor and media attention focused on the payout Sprint Chairman Mr. William Esrey would receive. This was estimated at over $400 million, although almost all of that amount would have stemmed from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

It is recognized that severance pay may be appropriate in some circumstances. However, given the magnitude of potential benefits payable under such agreements, and the effect of the agreements upon a change of control of the Company, many institutional investors recommend companies seek shareholder approval of future severance agreements.

9 – Shareholder Right to Vote for or Against Golden Parachutes

Shareholders recommend the Board of Directors obtain prior shareholder approval for all future severance agreements for senior executives if there is a change in control of our Company. These payments are frequently called "golden parachutes."

This proposal is submitted by Thomas Finnegan, 8152 S.E. Ketchum Road, Olalla, WA 98359.

"Future severance agreements" include agreements renewing, modifying or extending existing severance agreements or employment agreements that contain severance provisions. This proposal applies if the total severance amount payable exceeds 200% of the senior executive's annual base salary.

This includes that a majority of the golden parachute payments be indexed to the performance of the successor company in the 3 years following the change in control.

This includes that golden parachutes will not be given for a merger with less than 50% change in control. Or for a merger approved but not completed. Or for executives that transfer to the successor company. This would prevent a Northrop Grumman scenario where 450 executives collected $150 million simply because the failed Lockheed Martin merger had shareholder approval.

"Northrop to Take $180 Million Merger Charge," *Wall Street Journal*, March 26, 1998

A change in control is more likely to occur if our executives have managed our company in ways that do not maximize shareholder value. Golden parachutes can allow our executive to walk away with millions if shareholder value suffers during their tenure.

Given the magnitude of potential benefits under severance agreements many institutional investors recommend companies seek shareholder approval of future severance agreements.

Proxy Analysis, Allegheny Energy, Inc, ISS, May 5, 2000

This proposal topic won 28% of the yes-no shareholder vote at our 2002 annual meeting. In reviewing our management's stand on this topic, shareholders believe that it is helpful to point out our management's conduct in response to this proposal and other proposals which ultimately won substantial votes at our annual meetings:

1) Our management hired an expensive law firm to try to prevent shareholders from even voting on this and other ballot topics.
2) At the 2002 annual meeting our Corporate Secretary claimed not to be aware that this expensive law firm had tried to exclude one of the shareholder topics that was on our annual meeting ballot.
3) Our management arguably created voting confusion through a number of steps, first by making up and published its own proxy-statement title for this proposal.
4) Also our management devised and published yet another ballot title for this proposal topic.
5) Then our management may have created the false impression that shareholder proponents wished to distance themselves from their proposals.

39 The Council of Institutional Investors favors shareholder approval if the amount payable exceeds
40 200% of the senior executive's annual base salary.
41 Council of Institutional Investors, General Principles, March 26, 2001

42 In the interest of long-term shareholder value vote for:
43 **Shareholder Right to Vote**
44 **for or Against Golden Parachutes**
45 **Yes on 9**

BA

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 24, 2002

The proposal recommends that the board obtain shareholder approval for all future severance agreements for senior executives if there is a change in control.

There appears to be some basis for your view that Boeing may exclude portions of the supporting statement under rule 14a-8(i)(3) as false and misleading under rule 14a-9. In our view, the proponent must:

- specifically identify the investors referenced, beyond the reference to ISS, in the discussion that begins "Given the magnitude . . ." and ends ". . . ISS, May 5, 2000"; and

- delete the discussion that begins "In reviewing our management's . . ." and ends ". . . distance themselves from their proposals."

Accordingly, unless the proponent provides Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Alex Shukhman
Attorney-Advisor